

December 19, 2017

Mail Stop 4631

Via E-mail
Mr. Manuel Bartolome Ferreyros Pena
Chief Financial Officer
Cementos Pacasmayo S.A.A.
Calle La Colonia 150, Urbanizacion El Vivero
Surco, Lima
Peru

  Re: Cementos Pacasmayo S.A.A.
    Form 20-F for Fiscal Year Ended December 31, 2016
    Filed April 28, 2017
    File No. 1-35401

Dear Mr. Pena:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the period ended December 31, 2016

Note 1 Corporate Information, page F-9

1. In order to better understand your determination that the net assets of Fosfatos del Pacifico S.A ("Fosfatos") met the criteria in paragraph 12A of IFRS 5 to be classified as held for distribution as of December 31, 2016, please clarify the facts supporting your conclusion that the spin-off transaction was expected to result in a loss of control. We note from your disclosures on page 16 that you expected to maintain management of Fosfatos and FOSSAL S.A.A. ("FOSSAL") until it was able to retain separate management and operate independently. In this regard, please tell us specifically about the individual owners, indicating ownership percentages, before and after the transaction that had the power to govern the financial and operating policies of Fosfatos and FOSSAL, addressing:

- your retained economic and/or voting interests after the spin-off. In this regard, we note your disclosures in Form 6-K filed as of November 3, 2017 that you received 9,148,373 investment shares in FOSSAL as a result of the spin-off;
- whether you entered into a separate agreement to manage Fostafos and FOSSAL until it was able to retain separate management and operate independently. To the extent that such an agreement exists, describe the key terms and provisions that addressed the power to govern the financial and operating policies of Fostafos and FOSSAL; and
- if applicable, the date when Fosfatos del Pacifico and FOSSAL retained separate management and began operating independently.

2. Please tell us if you concluded that the spin-off transaction falls within the scope of IFRIC 17, and if not, the facts supporting your determination. If so, please tell us the date the distribution was no longer at your discretion and how you contemplated the fact that approval for this transaction was received in September of 2016 at the General Shareholders Meeting and whether a liability was recognized for the fair value of the assets to be distributed. Also tell us if a profit or loss was recognized upon settlement; and, if so, how you measured that amount.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott at (202) 551-3570, or in his absence, Pamela Long, Assistant Director, at (202) 551-3765 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction